Exhibit 99.4

CERTIFICATIONS

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Western Wind Energy Corp. (the “Corporation”) on Form 40-F for the fiscal year ended December 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Kevin Craig, Chief Financial Officer of the Corporation, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

Date: March 30, 2012	By:	/s/Kevin Craig

Kevin Craig
Chief Financial Officer
(principal financial officer)